Stockholder Meetings Results:

A Special Meeting of Stockholders of the Fund was held on April 11, 2007. The following matters were voted upon by Stockholders of the Fund (the resulting votes are presented below).

	                                                  Number of Votes:

Matters	                                             For    Against    Withheld

To approve a new investment management
  agreement for the Fund with RCM
  Capital Management LLC (RCM SF)	      13,134,902    908,177	 88,288

To approve a new sub-advisory agreement
  between RCM SF and RCM Asia Pacific
  Limited		                      13,140,471    890,544     100,352


To approve the issuance of Fund shares at a
  price below net asset value in connection
  with a capital gains distribution payable
  in Fund shares (valued at the lower of
  market price or net asset value) or, at
  the election of the stockholder, in cash.   13,515,361    490,747	125,259


Correction:

The vote totals previously reported in the Funds semi-annual report to Stockholders for the period ended December 31, 2006 did not reflect votes cast in person at the meeting by stockholders of the Fund on October 25, 2006 who had not submitted proxies prior to the meeting. The Fund noted that this oversight did not affect the outcome of the stockholder vote. The correct number of votes cast at the meeting in the election of Class III directors of the Fund was as follows:

	                                                       Number of Votes:

Nominee	                                                       For     Withheld

Ronaldo A. da Frota Nogueira	                        22,845,928	153,266

Richard A. Silver	                                15,894,463    7,104,731